Exhibit 99.1

Company announcement — No. 12/2018

Zealand announces successful End-of-Phase 2 meeting with FDA on glepaglutide for short bowel syndrome

•                  Glepaglutide is in development as a new treatment option for patients with short bowel syndrome

•                  The pivotal phase 3 trial is on track for initiation in Q3 2018

Copenhagen, Denmark, April 26, 2018 — Zealand Pharma (Zealand) today announced receipt of the End-of-Phase 2 meeting minutes from the U.S. Food and Drug Administration (FDA) regarding the Phase 3 program for Zealand’s long-acting GLP-2 analog, glepaglutide, in short bowel syndrome (SBS) patients.

The outcome of the meeting confirms the path forward for the glepaglutide Phase 3 program. The pivotal Phase 3 trial will be randomized, double-blind, and placebo controlled with once-weekly and twice-weekly dosing regimens. It is planned to enroll up to 130 patients at multiple sites across U.S., EU and Canada.

Zealand expects to initiate the pivotal Phase 3 trial in Q3 2018.

Scientific advice with the European Medicines Agency (EMA) is ongoing with an expected outcome by mid-2018.

Britt Meelby Jensen, President and CEO of Zealand, comments:

“We are encouraged by the positive outcome of the End-of-Phase 2 meeting regarding glepaglutide for treatment of short bowel syndrome. The acceptance by the FDA to proceed into Phase 3 is an important step forward for Zealand and for patients suffering from short bowel syndrome.”

Short bowel syndrome

SBS is a life-threatening and complex chronic severe condition associated with reduced or complete loss of intestinal function. In adults, the main underlying causes of SBS are major intestinal surgery following Crohn’s disease, ischemia, radiation damage and surgery. Prevalence continues to grow, with an estimated 20,000-40,000 patients affected by SBS in the U.S. and Europe. The most severely affected people are dependent on daily parenteral support. This requires them to be connected to infusion lines and pumps, which pose significant restrictions on their ability to engage in daily activities.

For further information, please contact:

Britt Meelby Jensen, President and CEO
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a late stage clinical portfolio of proprietary product candidates focusing on specialty gastrointestinal and metabolic diseases. In addition, it has two marketed products, commercialized by Sanofi, and two product candidates under license collaboration with Boehringer Ingelheim.
Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.